FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of July 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT Signatures Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: July 5, 2012

Table of Contents

Press release July 4, 2012
VIRGINIA MINES ANNOUNCES A STRATEGIC ALLIANCE WITH ALTIUS MINERALS CORPORATION

Virginia Mines (“Virginia”) (TSX:VGQ) is pleased to announce the signing of a strategic alliance with Altius Minerals Corporation (TSX:ALS) (“Altius”) whereby Virginia and Altius will cooperate to explore geological settings favourable for gold and base-metal mineralization on the north coast of Quebec and in Labrador.

This strategic alliance merges two project generation teams that have exhibited excellent track records of exploration success and also succeeded in attracting strong partners to their respective jurisdictions in eastern Canada. Virginia and Altius will share their collective experience and databases, co-fund exploration programs, and jointly seek partners for any new projects that are created in eastern Quebec and southern Labrador. Target evaluation is underway and initial reconnaissance is being planned for the upcoming field season. A total budget of about $600,000 will be allocated to the 2012 campaign.

About Altius

Altius is focused on the mining and resources sector through prospect generation and the creation and acquisition of royalties and investments. Altius has a strong financial position with total assets of approximately $300 million, including $160 million in cash and no debt. It has also built a portfolio of directly and indirectly held junior resource investments, including 32.9 million shares of Alderon Resource Corp. (“Alderon”).

Altius owns an effective 0.3% net smelter return royalty on the producing Voisey’s Bay nickel-copper-cobalt mine, a 2% gross sales royalty on uranium in the Central Mineral Belt project of Paladin Energy Limited, a 3% gross sales royalty on the Kami iron ore project of Alderon and several earlier stage resource project royalties. Its growing project generation pipeline consists of a diversified portfolio of exploration projects, many of which have attracted joint venture funding partners.

Altius is a member of the S&P/TSX Global Mining Index and currently has 28,759,675 shares outstanding.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $44.8 million as at February 29, 2012, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Eleonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	info@minesvirginia.com	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.minesvirginia.com	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.